Consent of Independent Registered Public Accounting Firm

We have issued our reports dated May 21, 2020 and April 30, 2021 respectively, with respect to the consolidated financial statements of PEAK FINTECH GROUP INC. incorporated as Exhibit 99.36 and 99.166 to the Registration Statement on Form 40-F.

− Exhibit 99.36: Audited annual financial statements for the years ended December 31, 2019 and 2018;

− Exhibit 99.166: Audited annual financial statements for the years ended December 31, 2020 and 2019

We consent to the incorporation by reference of said reports in the Registration Statement on Form 40-F.

We consent to reference of the undersigned's name under the heading "Interests of Experts" in:

1. the Annual Information Form of the Company for the financial year ended December 31, 2019;

2. the Annual Information Form of the Company for the financial year ended December 31, 2020;

3. the Revised Annual Information Form of the Company for the financial year ended December 31, 2020;

4. the Preliminary short form prospectus dated March 11, 2021;

5. the Amended and restated preliminary short form prospectus dated June 10, 2021; and

6. the Final short form prospectus dated June 22, 2021.

included in or incorporated by reference into the Form 40-F.

Montréal, Canada

October 26, 2021

Member of Grant Thornton International Ltd	rcgt.com